Herbert Smith

Strictly private and confidential

RECEIVED

2007 JAN -4 A 5:19

OFFICE OF INTERNATIONAL CORPORATE FINANCE

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Securities and Exchange Commission
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07020013

Date
27 December 2006

TomTom N.V. - Rule 12g3-2(b) Exemption
SEC File Number 82-34879

SUPPL

Ladies and Gentlemen:

On behalf of TomTom N.V. (the "**Company**"), SEC file number 82-34879, we herewith submit documents required to be furnished to you to maintain the Company's exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**") from the registration requirements of Section 12(g) of the Exchange Act.

Please find hereto attached Annex A, a copy of the Company's Press Release titled: "TomTom Wins US Lawsuit Brought by Garmin". This release supplements the information that the Company has made public, filed or distributed since it applied for an exemption under the Rule on 22 April 2005.

As stated in paragraph (b)(5) of the Rule, the information and documents being furnished hereby pursuant to paragraph (b)(1) of the Rule are being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information constitutes an admission for any purpose that the Company is subject to the Exchange Act or otherwise seeks the benefits or protections of the U.S. legal system.

If you have any questions or comments regarding the foregoing, please contact the undersigned at the below noted phone number or e-mail address.

Yours sincerely,

PROCESSED

JAN 0 5 2007

THOMSON FINANCIAL

Jeff Hendrickson
U.S. Associate
Herbert Smith LLP
T: +44 (0)20 7466 2766
F: +44 (0)20 7374 0888
Email: jeffrey.hendrickson@herbertsmith.com
www.herbertsmith.com

cc: Ewoud van Gellicum, TomTom N.V.
Alex Bafi, Herbert Smith

w/enc

10/6387886_1





Annex A

FOR IMMEDIATE RELEASE

TomTom Wins US Lawsuit Brought by Garmin

Concord, MA - December 22, 2006 – TomTom, Inc. announced today that United States District Judge Barbara B. Crabb of the Western District of Wisconsin granted summary judgment ending the year long legal battle with Garmin Corp. and Garmin LTD.

Garmin had brought this litigation against TomTom asserting 5 core patents. The decision finds that all five Garmin patents asserted against TomTom in the lawsuit are either invalid or not infringed by TomTom's popular line of navigation products.

Harold Goddijn, CEO of TomTom said; "We are pleased with the recognition of the Wisconsin court that this was not a valid case. We did not start this fight and tried to convince Garmin that the case did not have merit. Garmin has spent considerable amounts of money and manpower to try and stop TomTom making inroads into the US market. The net result is that many of their claims were invalidated. We are hopeful that Garmin will return to competing in the marketplace instead of wasting resources on litigation."

Garmin recently filed yet another patent infringement case in Texas regarding patent number 7062378. TomTom believes that this case is also without merit and urges Garmin to focus on developing the market.

TomTom has a strong track record of innovation and leading edge engineering and has been strengthening its patent portfolio considerably.

The original TomTom GO, launched in March 2004 is widely recognized as the world's first mass market navigation product. Frost & Sullivan gave its 2006 Automotive Telematics & Infotainment Product of the Year Award to TomTom for its TomTom GO range of products – "This range has revolutionised the automotive sector, particularly the aftermarket, while firmly establishing TomTom as the undisputed market leader among competing portable navigation systems. The introduction of the TomTom GO in 2004 fundamentally transformed the in-car infotainment systems aftermarket into a billion-dollar industry." TomTom has now shipped in excess of 6 million navigation devices and is the world's undisputed leader in terms of volume. TomTom's latest product, the TomTom ONE, has been selected as 'Best Buy' by a leading US consumer organization.

-END-

For more information please contact:

Investor Relations and Financial Press
Taco Titulaer
investor.relations@tomtom.com
+31 (0) 20 850 0994

About TomTom
TomTom NV is a leading provider of personal navigation products and services. TomTom's products are developed with an emphasis on innovation, quality, ease of use and value. TomTom's products include all-in-one navigation devices which enable customers to navigate right out of the box; these are the award-winning TomTom GO family, the TomTom ONE range and the TomTom RIDER. TomTom PLUS is the location-based content and services offering for TomTom's navigation products easily available through TomTom HOME. TomTom also provides navigation software products which integrate with third party devices; the TomTom NAVIGATOR software for PDA's and smartphones. TomTom WORK combines industry leading communication and smart navigation technology with leading edge tracking and tracing expertise. TomTom's products are sold through a network of leading retailers in 25 countries and online. TomTom was founded in 1991 in Amsterdam and has offices in Europe, North America and Asia Pacific. TomTom is listed at Euronext, Amsterdam Stock Exchange in The Netherlands. For more information go to www.tomtom.com.

Notice on forward-looking statements

This release includes forward-looking statements regarding TomTom NV and its business. These statements are based on the company's current plans, estimates and projections, as well as its expectations of external conditions and events. In particular the words "expect", "anticipate", "estimate", "may", "should", "believe" and similar expressions are intended to identify forward-looking statements, as are any statements regarding TomTom NV's future product introductions, releases and updates. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. The forward-looking events and circumstances discussed in this release may not occur and actual results could differ materially as a result of known and unknown risk factors and uncertainties affecting TomTom, including, but not limited to, the risk factors listed under "Business Risks" in the company's 2005 Annual Report, available at http://investors.tomtom.com/tomtom/reports/rep_2005/. TomTom NV undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise.